
02041824

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 0-11428

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Information Resources, Inc. Amended and Restated
401(k) Retirement Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Information Resources, Inc.
150 North Clinton Street, Chicago, Illinois 60661

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

CONTENTS



■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Plan Administrators
Information Resources, Inc. Amended and
Restated 401(k) Retirement Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

May 17, 2002

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Statements of Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value:		
Shares of registered investment companies	**$80,746,530**	$92,496,049
Shares of Information Resources, Inc. common stock	**4,428,116**	1,832,324
Participant notes	**1,439,201**	1,920,721
	86,613,847	96,249,094
Receivables:		
Employer contribution	–	91,355
Participant contributions	–	291,201
	–	382,556
Assets available for benefits	**$86,613,847**	$96,631,650

See notes to financial statements.

EIN 36-2947987
Plan #001

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Statements of Changes in Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions		
Interest and dividends	**$ 1,747,804**	$ 10,283,317
Employer contributions	**2,698,862**	2,716,481
Participant contributions	**9,619,286**	10,458,711
Rollover contributions	**1,282,303**	986,062
Total additions	**15,348,255**	24,444,571
Deductions		
Benefits paid to participants	**10,471,030**	14,388,165
Administrative expenses	**8,770**	11,870
Transfer to Mosaic InfoForce, L.P. Retirement Savings Plan	**5,599,948**	–
Total deductions	**16,079,748**	14,400,035
Net realized and unrealized depreciation in fair value of investments	**(9,286,310)**	(23,727,209)
Net decrease	**(10,017,803)**	(13,682,673)
Assets available for benefits:		
Beginning of year	**96,631,650**	110,314,323
End of year	**$86,613,847**	$ 96,631,650

See notes to financial statements.

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1. Description of the Plan

The following description of the Information Resources, Inc. (the Company or Plan Sponsor) Amended and Restated 401(k) Retirement Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In connection with the formation of a joint venture between the Company and Mosaic Group, Inc., participants who became Mosaic InfoForce, L.P. employees transferred their account balances to the Mosaic InfoForce, L.P. Retirement Savings Plan effective January 1, 2001. All participants who transferred their account balances became 100% vested in the accounts.

Eligibility

A full-time employee (at least 40 hours per week) who attains age 21 becomes eligible to participate as of the first month following the date of employment; a part-time employee (less than 40 hours per week) is eligible to participate upon attaining age 21 and working 1,000 hours in a Plan year.

Contributions

Participants may contribute between 2% and 15% of their cash compensation, as defined under the Plan, subject to legal restrictions on the maximum elective deferral contributions that can be made in a calendar year.

Each year, the Company may elect to make a matching contribution to the Plan on behalf of those employees who make elective deferral contributions to the Plan during the year. The Company's matching contribution is based on a maximum of 6% of each participant's compensation as defined. Company matching contributions were 45% of the amount contributed by participants in 2001 and 2000.

1. Description of the Plan (continued)

Participants may direct employee and Company contributions to one or a combination of several fund options offered by the Plan; however, 22% of the Company's matching contribution is automatically allocated to the Information Resources, Inc. Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's elective deferral contribution and: (a) the Company's matching contribution, if any, and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures are used to reduce the Company's matching contributions. Forfeitures of $390,907 and $618,850 were utilized in 2001 and 2000, respectively.

Vesting

Participants are immediately vested in their elective deferral contributions and rollovers, plus actual earnings thereon. Vesting in the Company's matching contribution is based on years of continuous service. A participant is 100% vested after five years of service. A participant also becomes 100% vested upon retirement, disability, or death.

Loans

Participants may, subject to certain conditions and limitations, borrow from the Plan the lesser of $50,000 or 50% of such participant's vested accounts. The minimum loan amount is $1,000. Payments made by participants on outstanding loans are made biweekly and range from 6 to 240 months.

Payment of Benefits

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump sum equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may defer payment until a later date. Payment of such deferred amounts to participants must be made no later than the 60th day after the end of the Plan year during which the latest of the following events occurs: (a) the participant reaches age 65; or (b) the participant retires, but no later than April 1 after the close of the Plan year in which the participant attains age 70 and one-half, regardless of whether the participant actually retires.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

Administrative expenses are paid by the Company. Certain management fees and other related expenses are paid by the Plan.

2. Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of Information Resources, Inc. common stock are valued at the last reported sales price on a national securities exchange on the last business day of the year. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

3. Investments

During 2001 and 2000, the Plan's investments (including purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	
	2001	**2000**
Common stock	**$ 2,755,276**	$ (2,210,233)
Registered investment companies	**(12,041,586)**	(21,516,976)
	$(9,286,310)	$(23,727,209)

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

	December 31	
	2001	**2000**
Fidelity Magellan Fund	**$23,004,540**	$27,390,941
Fidelity OTC Portfolio Fund	**16,129,805**	23,225,447
Fidelity Puritan Fund	**13,943,009**	15,597,695
Fidelity Growth & Income Fund	**7,810,727**	8,638,070
Fidelity U.S. Equity Index Fund	**6,889,721**	7,654,024
Fidelity Retirement Money Market Fund	**6,703,374**	5,375,756
Information Resources, Inc. Common Stock*	**4,428,116**	**

*Includes participant directed and nonparticipant directed.
**Below 5% threshold.

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investment is as follows:

	December 31	
	2001	**2000**
Assets		
Information Resources, Inc. common stock	**$4,428,116**	$1,832,324
Money market fund	**383,123**	29,285
	$4,811,239	$1,861,609

	Year ended December 31	
	2001	**2000**
Changes in assets:		
Investment income	**$ 9,022**	$ 4,985
Company contributions	**732,584**	797,526
Participant contributions	**299,268**	297,582
Rollover contributions	**13,833**	51,574
Benefits paid to participants	**(251,130)**	(154,499)
Administrative expenses	**(6,219)**	(10,327)
Net realized and unrealized appreciation (depreciation) in fair value of common stock	**2,755,276**	(2,210,233)
Transfers (from) to participant-directed investments	**(603,004)**	370,961
	$2,949,630	$ (852,431)

5. Income Tax Status

The Internal Revenue Service ruled April 12, 2001, that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Subsequent Event

Effective April 1, 2002, the maximum contribution an employee may make increased from 15% to 25% of their cash compensation, as defined by the Plan.

Supplemental Schedule

Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2001

Identity of Issuer	Description of Investment	Number of Shares	Cost	Current Value
Information Resources, Inc.*	Common stock	533,508	$3,886,209	$ 4,428,116
Fidelity Management Trust Company*	Retirement Money Market Fund – Nonparticipant directed	383,123	383,123	383,123
	Retirement Money Market Fund – Participant directed	6,320,251	N/A	6,320,251
	Puritan Fund	789,078	N/A	13,943,009
	Magellan Fund	220,731	N/A	23,004,540
	Growth & Income Fund	208,955	N/A	7,810,727
	OTC Portfolio Fund	517,479	N/A	16,129,805
	Overseas Fund	77,441	N/A	2,123,427
	U.S. Equity Index Fund	169,531	N/A	6,889,721
Pacific Investment Management Company	Total Return Fund	127,180	N/A	1,330,303
Morgan Stanley Institutional Fund, Inc.	Equity Growth Fund	75,609	N/A	1,291,405
Neuberger & Berman	Genesis Fund	52,223	N/A	1,520,219
Participant notes	Interest rates of 6.0% to 10.5%		N/A	1,439,201
				$86,613,847

**Represents a party in interest to the Plan.*

N/A – Information not required for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2002

INFORMATION RESOURCES, INC.
AMENDED AND RESTATED
401(k) RETIREMENT SAVINGS PLAN
AND TRUST

By: [signature]
Name: Andrew G. Balbirer
Title: Chief Financial Officer
Information Resources, Inc.

EXHIBIT INDEX

Exhibit Number	Exhibit	Sequentially Numbered Page
23	Consent of Independent Auditors	12



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24041) pertaining to the Amended and Restated 401(k) Retirement Savings Plan and Trust of Information Resources, Inc. of our report dated May 17, 2002, with respect to the financial statements and supplemental schedule of the Information Resources, Inc. Amended and Restated 401(k) Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Chicago, Illinois
June 24, 2002